Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months	Year Ended December 31,
	Ended June 30,
	2017	2016	2015	2014
Fixed charges:
Interest expense on indebtedness	$13	$25	$14	$0
Interest expense on portion of rent expense representative of interest	$62	122	92	18

Total fixed charges	$75	$147	$106	$18

Preferred stock deemed dividend	$0	$0	$0	$3,230

Total fixed charges and preferred dividend	$75	$147	$106	$3,248

Net loss	(27,529)	(114,522)	(47,453)	(25,404)
Fixed charges per above	75	147	106	18

Total earnings (loss)	(27,454)	(114,375)	(47,347)	(25,386)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(27,529)	(114,522)	(47,453)	(28,634)